                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                        (AMENDMENT NO. 8 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   461909 20 2
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-4873
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 29, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      LCO INVESTMENTS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [X]
         group (see instructions)....................      (b)  [ ]

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........       WC
                                                            OO

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....       [ ]
(6)      Citizenship or place of organization........       GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned
by each reporting person with:

(7)      Sole voting power...........................      12,429,438

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      12,429,438

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each
         reporting person............................      12,429,438
(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      [ ]

(13)     Percent of class represented by amount in Row
         (11)........................................      63.4%
(14)     Type of reporting person (see instructions).      CO

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      THE ERSE TRUST
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [X]
         group (see instructions)....................      (b)  [ ]

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      [ ]
(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each
         reporting person............................      12,429,438
(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      [ ]

(13)     Percent of class represented by amount in Row
         (11)........................................      63.4%
(14)     Type of reporting person (see instructions).      OO(Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      CAP ADVISERS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [X]
         group (see instructions)....................      (b)  [ ]

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not Applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      [ ]

(6)      Citizenship or place of organization........      UNITED KINGDOM

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      185,000

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      185,000

(11)     Aggregate amount beneficially owned by each
         reporting person............................      12,614,438
(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      [ ]

(13)     Percent of class represented by amount in Row
         (11)........................................      64%
(14)     Type of reporting person (see instructions).      CO

The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................     ANTHONY M. PILARO
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a       (a) [X]
         group (see instructions)....................     (b) [ ]

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not Applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      [ ]

(6)      Citizenship or place of organization........      IRELAND

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each
         reporting person............................      12,429,438
(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      [ ]

(13)     Percent of class represented by amount in Row
         (11)........................................      63.4%
(14)     Type of reporting person (see instructions).      IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                          BRITESMILE, INC. SCHEDULE 13D
                                 AMENDMENT NO. 8



NOTE: This Amendment No. 8 amends a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5, filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998 and by an Amendment No. 7 filed on July 2, 1999. This Amendment No. 8 is filed on behalf of LCO Investments Limited ("LCO Investments"), The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

         This Amendment No. 8 is being filed to reflect the acquisition by LCO Investments of 1,173,334 shares of common stock, par value $0.001 per share of BriteSmile, Inc. ("COMMON STOCK"), on October 29, 1999 and certain other purchases by LCO Investments aggregating 112,900 shares of Common Stock. There has been no change in the information set forth in response to Item 1, 2 , 5(d) or 5(e) of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 8.

         The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is amended to add the following:

         Using its own capital funds, LCO Investments purchased 1,173,334 shares of Common Stock on October 29, 1999 for $5,280,003. The purchase was made pursuant the exercise of options previously granted by the Company to LCO Investments.

         Using its own capital funds, LCO Investments purchased an aggregate of 112,900 shares of Common Stock for an aggregate of $1,023,684 in open market purchases on the American Stock Exchange on various dates from September 9, 1999 to September 27, 1999 (the "1996 Purchase Agreement").

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended to delete any reference to the 773,334 options purchased by LCO Investments pursuant to a Purchase Agreement with the Company, dated April 1, 1996 (the "1996 Purchase Agreement"), and the 400,000 options purchased by LCO Investments pursuant to a Purchase Agreement with the Company, dated May 8, 1997 (the "1997 Purchase Agreement"), referred to therein. Such options were exercised by LCO Investments on October 29, 1999 and are no longer outstanding.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(b) are amended to delete any reference to the 1,173,334 options referred to therein. Such options were exercised by LCO Investments on October 29, 1999 and are no longer outstanding.

         Item 5(c) is amended to add the following paragraphs:

         LCO Investments purchased the following shares of Common Stock on the following dates for the following prices:

           NUMBER OF SHARES      DATE OF PURCHASE      PER PRICE SHARE
                 5,500                9/9/99                  9.15
                49,500                9/10/99                 8.96
                 4,300                9/13/99                 9.04
                11,800                9/14/99                 9.32
                   100                9/15/99                 9.50
                18,900                9/20/99                 9.17
                 1,000                9/20/99                 9.13
                 4,500                9/22/99                 9.50
                 9,300                9/24/99                 9.46
                 8,000                9/27/99                 9.50
                ------
               112,900


         On October 29, 1999 LCO Investments purchased 1,173,334 shares of Common Stock for an aggregate purchase price of $5,280,003. The purchase was made pursuant to the exercise of options previously granted by the Company to LCO Investments.

         On August 12, 1999 for no consideration LCO Investments granted an employee of the Company options to purchase 100,000 shares of Common Stock from LCO Investments at an option exercise price of $1.07 per share.

         On August 17, 1999, for no consideration, LCO Investments granted a consultant to the Company options to purchase 100,000 shares of Common Stock from LCO Investments at an option exercise price of $1.50 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is amended to add the following paragraphs:

         For the purpose of providing additional incentive to a certain employee of the Company, LCO Investments has granted such employee, for no consideration, options to purchase 100,000 shares of the Company's Common Stock from LCO Investments at a purchase price of $1.07 per share. Such options shall vest and become exercisable only in the event and to the extent that certain performance targets are met during the calendar years 2000,

2001, 2002 and 2003. The options expire on the earlier of 60 days after the end of the year in which an employee's employment with the Company has terminated (once the options have vested and become exercisable) or August 31, 2004.

         For the purpose of providing additional incentive to a consultant to the Company, LCO has granted such consultant, for no consideration, options to purchase 100,000 shares of the Company's Common Stock from LCO at a purchase price of $1.50 per share. Such options expire on August 31, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto.

         EXHIBIT  F which was previously filed, is the 1996 Purchase Agreement.

         EXHIBIT  M which was previously filed, is the 1997 Purchase Agreement.

         EXHIBIT Y which was previously filed is the Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro, dated June 30, 1999.

         EXHIBIT AA which appears on page 10 of this Amendment No. 8 is the Option Agreement between LCO Investments and Adam Flint.

         EXHIBIT BB which appears on page 13 of this Amendment No. 8 is the Option Agreement between LCO Investments and Harry R. Thompson.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  November 8, 1999

                                 LCO INVESTMENTS LIMITED


                                 By /s/ CRAIGH LEONARD
                                    --------------------------------------
                                    Craigh Leonard, Attorney-in-Fact

                                 THE ERSE TRUST


                                 By /s/ CRAIGH LEONARD
                                    --------------------------------------
                                    Craigh Leonard, Attorney-in-Fact

                                 CAP ADVISERS LIMITED


                                 By /s/ CRAIGH LEONARD
                                    --------------------------------------
                                    Craigh Leonard, Attorney-in-Fact


                                 /s/ CRAIGH LEONARD
                                 -----------------------------------------
                                    Anthony M. Pilaro, by Craigh Leonard,
                                    Attorney-in-Fact